Nancy A. Smith

Senior Counsel & Assistant Corporate Secretary
Lincoln Financial Group
150 N. Radnor Chester Road
Radnor, PA 19087
Phone:   484-583-1704
Fax:  484-583-8284
nancy.smith3@LFG.com

July 24, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

In re:           Lincoln National Corporation (File No. 1-6028)
Request for Withdrawal of Amendment to Form S-3
File Nos. 333-187320 and 333-187320-01, filed July 22, 2013

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lincoln National Corporation (the “Company”) hereby respectfully requests the withdrawal of its Amendment to Registration Statement on Form S-3ASR (Registration Nos. 333-187320 and 333-187320-01)(the “Amendment”) filed on July 22, 2013.  The Company is seeking withdrawal of the Amendment because it was inadvertently filed under the incorrect form type.  On July 24, 2013, the Company resubmitted the Amendment using the correct form type.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement as soon as practicable.

If you have questions with respect to this matter, please contact Nancy Smith at 484-583-1704.

Very truly yours,

/s/Nancy A. Smith
Nancy A. Smith
Senior Counsel